MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports First Quarter Fiscal Year 2008 Financial Results

Vancouver, BC, CANADA & San Diego, CA, USA – September 11, 2007– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, reports financial results for the three months ended July 31, 2007 and an update on its programs.

UPDATE ON DRUG DEVELOPMENT PROGRAMS

Omiganan 1% gel (OmigardTM/CPI-226/MX-226; topical cationic peptide; prevention of catheter-related infections): A pivotal Phase III study is in progress in the United States under a Special Protocol Assessment (SPA) agreement with the US FDA and in Europe. This confirmatory Phase III trial is a randomized, Evaluation Committee-blinded study to assess the effectiveness of OmigardTM vs. 10% povidone-iodine for the prevention of central venous catheter-related infections. This ongoing trial is known as the Central Line Infection Reduction Study, or CLIRS trial.

On July 30, 2007 Cadence Pharmaceuticals, our North American and European development and commercialization partner for OmigardTM, announced that the FDA had agreed with their plan to increase the number of patients to be enrolled in CLIRS trial from 1,250 to 1,850. Cadence also announced that in June 2007 it completed enrollment of the original target of 1,250 patients in this clinical trial. Cadence expects they will complete enrollment of the new goal of 1,850 patients in the second quarter of 2008. If the results of the CLIRS trial are positive, Cadence expects to submit an NDA for omiganan 1% gel in the first half of 2009.

Celgosivir (MX-3253; oral α-glucosidase I inhibitor; treatment of chronic hepatitis C virus infections): Final top-line results of a Phase II combination study in non-responder and partial responder patients were announced April 11, 2007, demonstrating proof-of-concept and evidence of clinical benefit when adding celgosivir to the current standard-of-care HCV therapy (pegylated interferon plus ribavirin) as compared to the active control treatment (standard-of-care alone) in patients with chronic hepatitis C virus genotype 1 infections who were characterized as non-responders to prior therapy with optimized pegylated alpha interferon plus ribavirin.

Data from the Phase II non-responder study were presented on April 15, 2007 at the 42nd Annual Meeting of the European Association for the Study of the Liver (EASL) held in Barcelona, Spain and on May 21, 2007 at Digestive Disease Week (DDW) 2007 held in Washington, DC.

On June 26, 2007, Schering-Plough advised us that they would not be entering into a second period of exclusivity to negotiate the terms of a license agreement for celgosivir at that time. MIGENIX is now in various stages of discussions with other interested parties for the partnering of celgosivir.

A Phase II viral kinetics combination study of celgosivir in patients with chronic HCV (genotype 1) infection who have not received prior treatment for their infection is ongoing. The focus of this study is on viral kinetics, pharmacokinetics, safety and tolerability of celgosivir in combination with peginterferon alfa-2b with ribavirin. As reported previously, enrollment in the study has been slower than anticipated. Interim 4-week data from the study are expected in approximately 10 patients in October 2007, with guidance for 12-week data to be provided in conjunction with the 4-week data.

All MIGENIX-related clinical trials of celgosivir to date have been conducted in Canada. An Investigational New Drug (IND) application is planned to be submitted to the US FDA in the first quarter of 2008 for the future development of celgosivir.

Omiganan (CLS001; topical cationic peptide; treatment of dermatological diseases): Cutanea Life Sciences, Inc., our development and commercialization partner for CLS001, is conducting a Phase II rosacea clinical trial in the United States. The Phase II trial is a randomized, vehicle-controlled, double-blind, multi-center study designed to evaluate the safety and efficacy of CLS001 in up to 240 subjects with papulopustular rosacea.  The primary efficacy endpoint is the mean percent reduction in the number of inflammatory lesions.  This study is expected to be completed by the end of 2007.

MX-2401 (IV lipopeptide; treatment of gram-positive bacterial infections): Good Laboratory Practices (“GLP”) non-clinical studies were initiated in April 2007. Timing for completion of the GLP studies is dependent upon (1) additional manufacturing process development work; (2) initiation of the remaining required GLP studies; and (3) financial resources. Prior to initiating clinical trials in humans with MX-2401 the Company will need to complete the GLP studies, manufacture clinical trial GMP quality MX-2401, submit and obtain regulatory approval for initiating clinical studies, and various other activities. A $9.3 million investment commitment from Technology Partnerships Canada is associated with this program.

MX-4565 (small molecule; treatment of neurodegenerative diseases): In June 2007 we were awarded a grant from the Michael J. Fox Foundation to fund research in our MX-4565 program. The grant award agreement provides Elan Pharmaceuticals with a limited right to license the technology arising from the project for certain uses in the field of human disease.

Annual General Meeting: The Company hosted its 2007 Annual General Meeting yesterday. Re-elected to the board of directors were: David Scott (Chairman), Michael Abrams, Jim DeMesa, Richard DeVries, Alistair Duncan, Steve Gillis, Colin Mallet, Walter Moos, and Keith Schilit.

Other Matters: Further to the notice of early termination of our Vancouver facility lease due to redevelopment of the site the Company has entered into an offer to lease approximately 5,000 square feet of space (currently office space, no labs) in close proximity to the existing facility and has made an offer to lease approximately 6,000 to 9,000 square feet of lab space in the Vancouver area. The Company is evaluating its facility options and should it not locate suitable replacement premises or make alternative arrangements on a timely basis, portions of the Company’s operations may be interrupted.

FINANCIAL RESULTS

For the three months ended July 31, 2007 (“Q1/08”), MIGENIX incurred a loss of $3.1 million or $0.03 per common share, compared to a loss of $2.5 million or $0.03 for the three months ended July 31, 2006 (“Q1/07”). The increase in the Q1/08 loss compared to the Q1/07 loss is principally attributable to: (i) a $0.4 million increase in research and development expenses (see “Research and Development” below); (ii) a $0.2 million increase in general and corporate expenses (see “General and Corporate” below; (iii) a $0.1 million increase in the accretion of the convertible royalty participation units (see “Other Income and Expenses” below); less: (iv) a $0.1 million decrease in amortization expense (see “Amortization” below).

Revenues

During Q1/08 the Company had nominal (< $0.1 million) research and development collaboration revenue (Q1/07: $nil). This research and development collaboration revenue is pursuant to the sale of omiganan drug substance to Cutanea Life Sciences.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Three months ended July 31		Financial years ended April 30
	2007	2006	2007	2006
Program Expenses	Canadian dollars, millions
Omiganan 1% gel (partnered)	0.0	0.0	0.0	0.0
Omiganan for dermatological diseases (partnered)	0.0	0.0	0.0	0.0
Celgosivir	0.4	0.4	1.5	2.1
MX-2401	0.0	0.0	1.1	0.6
MX-4509	0.0	0.0	0.2	0.2
Other Projects	0.0	0.0	0.3	0.3
Total Program Expenses	0.4	0.4	3.1	3.2

Unattributed Expenses
Personnel	0.7	0.6	2.7	2.7
Patent costs	0.3	0.2	0.8	0.9
Other	0.3	0.1	0.9	0.9
Total Unattributed Expenses	1.3	0.9	4.4	4.5

Total Research & Development Expenses	$1.7	$1.3	$7.5	$7.7

(1) Before amortization expense, technology and license acquisition costs, and write-offs of intangibles assets.

(2) Value of $0.0 million represents $nil to ~$50,000 in expenses during the period.

Our Omiganan programs are being advanced by development and commercialization partners (Cadence Pharmaceuticals and Cutanea Life Sciences).

Celgosivir program costs were $0.4 million in Q1/08, relatively unchanged from Q1/07.

Costs in the MX-2401 program in Q1/08 were nominal (less than $0.1 million) (Q1/07: nominal). The Q1/08 MX-2401 program costs are net of $0.06 million in TPC assistance (Q1/07: $0.02 million).

Research and development costs not allocated to programs were $1.3 million in Q1/08 compared to $0.9 million in Q1/07. The approximate $0.4 million increase in these unallocated research and development costs is spread out across personnel costs (increased headcount initiated last year, particularly with respect to non-clinical work in the celgosivir program), patent costs (advancement of MX-3253 patent applications) and other costs (higher level of activity in both the MX-3253 and MX-2401 programs).

We anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis. We are currently focusing our resources on advancing the development of our non-partnered programs: celgosivir and MX-2401.

General and Corporate Expenses

General and corporate expenses in Q1/08 were $1.0 million (Q1/07: $0.8 million). Personnel costs were $0.5 million in Q1/08 (Q1/07: $0.5 million). The approximate $0.2 million increase in general and corporate costs in Q1/08 compared with Q1/07 is principally due to: (i) contract personnel in the Finance department engaged for internal controls, implementation of new accounting software and year end work; and (ii) greater legal and accounting costs.

Amortization

Amortization expense for equipment was approximately $0.1 million for Q1/08 (Q1/07: $0.1 million).

Amortization expense for intangible assets was approximately $0.1 million for Q1/08 (Q1/07: $0.2 million).

Other Income and Expenses

Interest income was $0.1 million for Q1/08 (Q1/07: $0.1 million).

Accretion expense related to the convertible royalty participation units for Q1/08 was $0.4 million (Q1/07: $0.3 million). This accretion expense is a non-cash expense resulting from accreting the liability component of the convertible royalty participation units to the maximum royalties payable of $29.5 million (will be reduced for actual royalties paid, any units converted into common shares and should the estimate of royalties payable decline below $29.5 million) over the estimated royalty payment term using the effective interest method.

The foreign exchange gains and losses were nominal for each of Q1/08 and Q1/07.

Liquidity and Capital Resources

As of July 31, 2007, the Company had cash, cash equivalents and short-term investments of $12.8 million (April 30, 2007: $15.3 million) and the Company’s net working capital was $12.1 million (April 30, 2007: $14.6 million). The $2.5 million decrease in net working capital from April 30, 2007 is primarily attributable to the cash loss of $2.4 million (loss excluding non-cash expenses: amortization, stock-based compensation and accretion of the convertible royalty participation units) for the three months ended July 31, 2007.

MIGENIX believes that its funds on hand at July 31, 2007, together with ongoing cost containment measures and expected interest income, are sufficient to provide for operations into the third quarter of calendar 2008 before funds received, if any, from existing or new license agreements, the exercise of warrants and options and future financing activities. The Company will continue advancing its highest priority programs while operating within an annual burn rate of $11 million to $13 million. The magnitude of spending in the Company’s development programs will be dependent on the licensing status of the celgosivir program and results in the programs, and we may need to increase or decrease our annual burn rate in response to such results. MIGENIX is likely to need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained

Outstanding Shares

There are currently 94,463,806 (July 31, 2007: 94,463,806; April 30, 2007: 94,237,205) common shares outstanding; 29,465 convertible royalty participation units (July 31, 2007 and April 30, 2007: 29,465); and 9,250,000 (July 31, 2007: 9,250,000; April 30, 2007: 9,350,000) preferred shares outstanding. In May 2007 the Company converted 50,000 Series A and 50,000 Series B preferred shares into 158,342 common shares in respect of a milestone achieved in the MX-2401 program in April 2007. As of August 31, 2007 the 4,000,000 Series E preferred shares representing potential milestone payments of US$4,000,000 can be redeemed for the aggregate sum of US$1 following the expiry of the milestone obligations associated with these preferred shares.

Conference Call

Investors, analysts and the media are invited to participate in a conference call Tuesday September 11, 2007 at 11:00 a.m. ET (8:00 a.m. PT) to discuss this announcement.  To participate in the conference call, please dial 416-644-3415 or 1-800-732-9303.  The call will be available for replay until September 25, 2007 by calling 416-640-1917 or 1-877-289-8525 and entering the pass code 21244947#. The live and archived web cast can be accessed through the company’s website at www.migenix.com for the next 90 days.

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	July 31, 2007	April 30, 2007
Assets
Cash and cash equivalents	$7,376	$ 2,945
Short-term investments	5,437	12,365
Other current assets	1,318	1,245
Total current assets	$14,131	$16,555
Long-term investments	1	1
Equipment	928	881
Intangible assets	1,607	1,671
Deferred transaction costs(1)	-	473
Total assets	$16,667	$19,581

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$2,026	$1,958
Total current liabilities	$2,026	$ 1,958
Convertible royalty participation units(1)	4,795	4,847
Preferred shares	-	115
Total liabilities	$6,821	$6,920

Shareholders’ equity
Common shares	$125,156	$124,994
Equity portion of convertible royalty participation units	4,554	4,554
Contributed surplus	7,953	7,830
Deficit	(127,817)	(124,717)
Total shareholders’ equity	$9,846	$12,661
Total liabilities and shareholders’ equity	$16,667	$19,581

(1) At July 31, 2007 pursuant to the adoption of new accounting standards Deferred transaction costs are netted against the Convertible royalty participation units in liabilities

STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT Unaudited – In Thousands Canadian dollars (except per share amounts)	Three months ended July 31,
	2007	2006
Revenue
Research and development collaboration	$ 6	$ -
	$ 6	$ -
Expenses
Research and development	1,703	1,341
General and corporate	987	789
Amortization	137	226
	$ 2,827	$ 2,356

Loss before other income (expense)	$ (2,821)	$ (2,356)
Accretion of convertible royalty participation units	(421)	(300)
Interest income	143	144
Foreign exchange gain (loss)	(1)	26
Loss and comprehensive loss for the period	$ (3,100)	$ (2,486)
Deficit, beginning of period	(124,717)	(108,665)
Deficit, end of period	$(127,817)	$(111,151)

Basic and diluted loss per common share	$(0.03)	$(0.03)
Weighted avg. number of common shares outstanding (000’s)	94,464	74,229

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars	Three months ended July 31,
	2007	2006
Loss for the period	$ (3,100)	$ (2,486)
Items not affecting cash:
Amortization	137	226
Stock-based compensation	133	147
Accretion of convertible royalty participation units	421	300
Changes in non-cash working capital items relating to operating activities	(13)	(1,295)
Cash used in operating activities	$ (2,422)	$ (3,108)

Issuance of common shares, net of issue costs		-
Issuance of convertible royalty participation units	-	7,737
Proceeds on exercise of stock options	-	1
Proceeds on exercise of warrants	36	17
Repayment of capital lease obligation	-	(5)
Cash provided by financing activities	$ 36	$ 7,750

Funds from (purchases of) short-term investments	6,880	(1,364)
Proceeds on disposal equipment	12	-
Purchases of equipment	(75)	(72)
Cash provided by (used in) investing activities	$ 6,817	$ (1,436)

Increase in cash and cash equivalents	$ 4,431	$ 3,206
Cash and cash equivalents, beginning of period	2,945	5,743
Cash and cash equivalents, end of period	$ 7,376	$ 8,949

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: Cadence Pharmaceuticals completing enrollment of 1,850 patients in the CLIRS trial in the second quarter of 2008 and if the results of this trial are positive, Cadence submitting a new drug application (NDA) for Omigard in the first half of 2009; data from the celgosivir Phase II extension protocol being available by the end of 2007; 4-week interim results from the Phase II viral kinetics combination study of celgosivir in approximately 10 treatment-naïve patients in October 2007; submitting an IND in the US in the first quarter of 2008 for the future development of celgosivir; Cutanea Life Sciences completing the Phase II CLS001 rosacea clinical trial in 2007; our estimate of the probable royalties payable to the holders of the convertible royalty participation units; the Company continuing to advance its highest priority programs while operating within an annual burn rate of $11 million to $13 million; and the Company’s financial resources being sufficient to fund operations into the third quarter of calendar 2008.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: Cadence’s ability to enroll sufficient patients to complete the Omigard CLIRS trial; the adequacy of the CLIRS trial design to generate data that are deemed sufficient by regulatory authorities to support potential regulatory filings, including an NDA, for Omigard; our ability to manage licensing opportunities; our ability to initiate, fund and complete non-clinical studies, clinical studies, manufacturing and all ancillary activities within our expected timelines; our partner Cutanea Life Sciences completing a Phase II CLS001 rosacea clinical trial in 2007; to and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F for and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.